


15005500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 3/4/15

March 4, 2015

Act: 1934
Section:
Rule: 14a-8 (DOS)
Public
Availability: 3-4-15

Karen Hsu Kelley
Simpson Thacher & Bartlett LLP
kkelley@stblaw.com

Re: MasterCard Incorporated

Dear Ms. Kelley:

This is in regard to your letter dated March 4, 2015 concerning the shareholder proposal submitted by the AFSCME Employees Pension Plan for inclusion in MasterCard's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that MasterCard therefore withdraws its February 2, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Charles Jurgonis
American Federation of State, County and Municipal Employees, AFL-CIO
cjurgonis@afscme.org

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

March 4, 2015

Re: MasterCard Incorporated
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareholder Proposal submitted by
American Federation of State, County & Municipal
Employees Pension Plan

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter serves to inform you that, on behalf of our client, MasterCard Incorporated (the "Company"), we hereby withdraw our letter dated February 2, 2015 to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes a shareholder proposal (the "Proposal") submitted by the American Federation of State, County & Municipal Employees Pension Plan (the "Proponent") from its proxy materials for the Company's 2015 Annual Meeting of Stockholders. The Proponent has indicated to the Company that it is withdrawing the Proposal. Attached hereto as Exhibit A is a copy of the Proponent's signed letter to the Company withdrawing the Proposal.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-2408 or Craig Brown, Senior Managing Counsel and Assistant Corporate Secretary of the Company, at (914) 249-3964.

Sincerely,



Karen Hsu Kelley

Enclosure

cc: Janet McGinness, MasterCard Incorporated
Craig Brown, MasterCard Incorporated
Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP
Charles Jurgonis, AFSCME Employees Pension Plan

<u>Exhibit A</u>

Withdrawal Letter


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

March 4, 2015

Via Email (janet_mcginness@mastercard.com)

Janet McGinness
Corporate Secretary
Law & Franchise Integrity
MasterCard
2000 Purchase Street
Purchase, NY 10577-2509

Dear Ms. McGinness,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to inform you that the Plan hereby withdraws the lobbying disclosure proposal submitted on December 17, 2014. Can you please confirm receipt of this withdrawal and that MasterCard will also let the SEC know that the proposal has been withdrawn so that the no action request of February 2, 2015 is now moot?

If you require any further information, please let me know.

Sincerely,



Charles Jurgonis
Plan Secretary

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2408

E-MAIL ADDRESS
kkelley@stblaw.com

VIA E-MAIL

February 2, 2015

Re: MasterCard Incorporated
Rule 14a-8 of the Securities Exchange Act, as amended
Exclusion of Shareholder Proposal submitted by
American Federation of State, County & Municipal
Employees Pension Plan

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of MasterCard Incorporated ("MasterCard" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the American Federation of State, County & Municipal Employees Pension Plan (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2015 Annual Meeting of Stockholders (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against the Company if it omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov, and the undersigned has included her name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company.

II. The Proposal

On December 17, 2014, the Company received the Proposal, which sets forth the following resolution for adoption by the Company's stockholders:

"Resolved, the stockholders of MasterCard Incorporated ('MasterCard') request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by MasterCard used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. MasterCard's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. 'Indirect lobbying' is lobbying engaged in by a trade association or other organization of which MasterCard is a member.

Both 'direct and indirect lobbying' and 'grassroots lobbying communications' include efforts at the local, state, and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on MasterCard's website."

II. Basis for Exclusion

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

III. Analysis

Rule 14a-8(i)(10) of the Exchange Act permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The Commission has stated, with regard to the predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has made clear that, in order to meet the "substantially implemented" standard, a shareholder proposal need not be "fully effected" by the company. See Exchange Act Release No. 40018 (May 21, 1998) (confirming the position taken by the Commission in Exchange Act Release No. 20091 (Aug. 16, 1983)). Indeed, in 1983, the Commission concluded that the "previous formalistic application [of the rule]" – *i.e.*, an interpretation that required line-by-line compliance by companies – "defeated its purpose." Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff has consistently taken the position that a "determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (*avail.* Mar. 28, 1991); see also *McDonald's Corp.* (*avail.* Mar. 26, 2014) (concurring in the exclusion of a shareholder proposal requesting that the board review its directors' duties with respect to sustainability and corporate social responsibility issues and issue a report to shareholders, since the company's "public disclosures compare favorably with the guidelines of the proposal"); *Dollar General Corp.* (*avail.* Mar. 7, 2014) (permitting exclusion of a shareholder proposal requesting a report to shareholders on the company's human rights risk assessment, because the company's "public disclosures compare favorably with the guidelines of the proposal"); *The Boeing Co.* (*avail.* Feb. 17, 2011) (permitting exclusion of a proposal requesting that management review the company's human rights policies and report on its findings where the company's policies, practices and procedures compared favorably with the guidelines of the proposal). In other words, in order to meet the "substantial implementation" standard under Rule 14a-8(i)(10), a company's actions must satisfactorily address the shareholder proposal's essential objective, even if in a manner other than that suggested by the shareholder proponent. *See, e.g., Kohl's Corp.* (*avail.* Jan. 28, 2014) (permitting exclusion of a shareholder proposal requesting that the board report to shareholders on the company's process for identifying and analyzing human rights risks in the company's operations and supply chain, because the company's public disclosures already achieved the essential objective of the proposal); *Pfizer Inc.* (*avail.* Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (granting no-action relief with regard to a shareholder proposal requesting a report to shareholders on measures taken to reduce the use of animal testing because the company had already published information on such efforts); *Wal-Mart Stores, Inc.* (*avail.* Mar. 30, 2010) (concurring in the exclusion of a shareholder proposal requesting that the company's board adopt certain global warming principles, where the company had already instituted policies reflecting, at least to some degree, each of the principles enumerated in the proposal); *ConAgra Foods, Inc.* (*avail.* July 3, 2006) (allowing exclusion of a shareholder proposal requesting that the board issue a sustainability report to shareholders where the company publicly disclosed information of the sort requested in the proposal).

The Staff has previously permitted exclusion under Rule 14a-8(i)(10) of shareholder proposals seeking the preparation of a report on political contributions or activities where the company had already published the relevant information on its public website. *See, e.g., General Electric Co.* (*avail.* Feb. 24, 2011) (concurring in the exclusion of a shareholder proposal requesting that the company's board report to shareholders on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities where the company had published on its website a political contributions report); *Exelon Corp.* (*avail.* Feb. 26, 2010) (permitting exclusion of a shareholder proposal requesting that the company prepare a report, updated semi-annually, disclosing its policies and procedures for political contributions and its monetary and non-monetary political contributions where the company had disclosed on its website information fulfilling the proposal's essential objectives); *Exxon Mobil Corp.* (*avail.* Mar. 23, 2009) (granting no-action relief under Rule 14a-8(i)(10) with regard to a shareholder proposal requesting a report, updated semi-annually, disclosing its policies for political contributions and its monetary and non-monetary political contributions where the company had posted on its website information relating to the company's political contributions).

The Proposal requests that the Company's Board of Directors "authorize the preparation of a report, updated annually" on the Company's lobbying policies and procedures, as well as payments made in connection therewith, and calls specifically for the report to address four specific topics. Most of the requested information is already voluntarily included in the Company's Political Activity Statement, a copy of which is attached as Exhibit B and can be found at http://investor.mastercard.com/investor-relations/corporate-goverance/policies-and-reports/default.aspx. In particular, MasterCard's Political Activity Statement provides extensive information about the Company's lobbying activities, corporate political spending and trade association participation. Based on its review of the Political Activity Statement in light of the Proposal, the Company believes the Proposal may be excluded from its Proxy Materials because the Company's public disclosures already address each of the items enumerated in the Proposal, to the extent reasonable and relevant to MasterCard.

First, the Proposal requests that the Company's report to stockholders disclose the Company's "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications." The Company's Political Activity Statement explains that "[t]he payment systems policy landscape is always evolving and MasterCard believes it is in the interest of the Company, stakeholders and customers to actively engage in the discussion with policymakers through lobbying efforts and, where allowed by law and to the extent MasterCard deems appropriate, direct contributions to state candidates and campaigns." The Political Activity Statement further affirms that MasterCard "complies with all applicable laws and regulations in connection with the Company's political activities" and that "[a]ny political activities in which MasterCard engages are based solely upon the best interests of the Company and are made without regard to the private political preferences of its officers and/or executives." Moreover, the Political Activity Statement makes clear that MasterCard's Government Relations team oversees the Company's public policy strategy, which includes all lobbying activities, both direct and indirect, and any grassroots lobbying communications.

Second, the Proposal asks that the report disclose "[p]ayments by MasterCard used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient." With respect to "direct lobbying", the Political Activity Statement explains that MasterCard files all of its state and federal campaign finance and lobbying disclosure reports in a complete and timely manner, and the Company further makes available on its website copies of all federal lobbyist disclosure reports as well as copies of all lobbyist disclosure reports and/or compiled data for states in which MasterCard is registered to lobby. With respect to "indirect lobbying", the Company does not direct how payments to trade associations are spent, and by law, any payments to associations for lobbying are included in the amount disclosed by the Company in quarterly lobbying reports, which are available on the Company's website. MasterCard does not regularly engage in "grassroots lobbying communications" efforts, as defined by the Proponent. On occasion, limited grassroots communications may be one component of a larger educational effort undertaken by the Company to engage community groups and other stakeholders. By their nature, however, any costs associated with such grassroots efforts would be minimal and difficult to quantify as a distinct subset of the Company's larger community education and outreach effort. As such, MasterCard believes that its present disclosures compare favorably with this specific request of the Proposal.

Third, the Proposal requests that the Company's report reflect "MasterCard's membership in and payments to any tax-exempt organization that writes and endorses model legislation." Numerous trade associations, industry groups and other non-profit organizations, including charitable non-profit organizations, engage in drafting and promoting model legislation. From the perspective of MasterCard, it would be nearly impossible and enormously burdensome for the Company to ascertain whether it had made any payments to "any tax-exempt organization that writes and endorses model legislation" as requested by the Proponent. Accordingly, the Company does not believe it would be reasonable to expect MasterCard to provide such information.

Fourth, the Proposal requests that the Company's report describe the "decision making process and oversight of management and the Board for making payments" with respect to lobbying and membership in and payments to any tax-exempt organization that writes and endorses model legislation and further asks that the report is "presented to the Audit Committee or other relevant oversight committees and posted on MasterCard's website." The Company's Political Activity Statement satisfies this element of the Proposal by describing, in detail, the process and oversight in place with respect to such expenditures.

According to the Company's Political Activity Statement, MasterCard's Government Relations team oversees the Company's public policy strategy, while the Company's Group Head of Global Public Policy approves political contributions and corporate political expenditures. Moreover, the Political Activity Statement, which, as noted above, is currently posted to MasterCard's website, specifies that the Company's Nominating and Corporate Governance Committee, the committee that MasterCard's Board of Directors has determined will be the relevant oversight committee, "is responsible for overseeing MasterCard's public policy activities and at least annually will review political contributions and corporate political expenditures, if any, the Company's political activity policies and [the] Political Activity Statement."

As described above, the Company has addressed all reasonable aspects of the Proposal and has satisfied the Proposal's essential objectives of providing information regarding the Company's lobbying activities and political contributions. The Company believes, therefore, that it has substantially implemented the proposal and may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(10).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-2408 or kkelley@stblaw.com.

Sincerely,



Karen Hsu Kelley

Enclosures

cc: Janet McGinness, MasterCard Incorporated
Craig Brown, MasterCard Incorporated
Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP
Charles Jurgonis, AFSCME Employees Pension Plan

Exhibit A

Copy of the Proposal and Accompanying Correspondence


AFSCME
We Make America Happen

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 17, 2014

To: Bart Goldstein, Senior Associate General Counsel,
MasterCard Incorporated
(914) 249-4366

From: John Keenan

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 17, 2014

<u>**VIA OVERNIGHT MAIL, EMAIL and FAX (914) 299-4366**</u>
MasterCard Incorporated
2000 Purchase Street
Purchase, New York 10577
Attention: Bart Goldstein, Senior Associate General Counsel

Dear Mr. Goldstein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2014 proxy statement of MasterCard Incorporated (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 36,300 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately stockholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of stockholders and long-term value.

Resolved, the stockholders of MasterCard Incorporated ("MasterCard") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by MasterCard used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. MasterCard's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which MasterCard is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state, and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on MasterCard's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. MasterCard lists memberships in the American Bankers Association and Financial Services Roundtable, which together spent over $32 million on lobbying in 2012 and 2013, but MasterCard does not comprehensively disclose its memberships in, or payments to, trade associations, nor the portions of its contributions used for lobbying. MasterCard states that it will disclose non-deductible trade association payments under Section 162(e)(1)(B) of the Internal Revenue Code. This disclosure reveals only Mastercard's political contributions and means it is not disclosing payments used for lobbying, which are non-deductible under Section 162(e)(1)(A). This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Transparent reporting on lobbying expenditures would reveal whether company assets are being used for objectives contrary to MasterCard's long-term interests.

MasterCard spent $7.56 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). The federal figure does not include lobbying expenditures in states, where MasterCard also lobbies but disclosure requirements are uneven or absent. MasterCard's lobbying on digital payments has drawn media attention ("MasterCard Lobbying on Digital Currency Bitcoin," *The Hill*, April 29, 2014).


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 17, 2014

<u>VIA OVERNIGHT MAIL, EMAIL and FAX (914) 299-4366</u>
MasterCard Incorporated
2000 Purchase Street
Purchase, New York 10577
Attention: Bart Goldstein, Senior Associate General Counsel

Dear Mr. Goldstein:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



Matthew Terlaje

Assistant Vice-President
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
MSTerlaje@statestreet.com

TEL: 1-617-985-7474
FAX: 1-617-769-6695

December 17, 2014

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Mastercard (cusip 57636Q104)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for **36,300 shares of Mastercard** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Mastercard stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Matthew Terlaje

Exhibit B

Copy of the Company's Political Activity Statement


MasterCard


POLICIES AND REPORTS

Code of Conduct

Corporate Compliance

Privacy & Data Protection Report

Political Activity Statement

MasterCard is committed to engaging appropriately in the political process in a manner that informs and affects the debate concerning issues related to our business, customers and payment system innovation, and we strive to do so in the most responsible and ethical way. MasterCard complies with all applicable laws and regulations in connection with the Company's political activities. Any political activities in which MasterCard engages are based solely upon the best interests of the Company and are made without regard to the private political preferences of its officers and/or executives. MasterCard will semi-annually disclose on its website political contributions and independent expenditures, if any. As used in this statement, "political contributions" are MasterCard Employee PAC contributions as well as corporate contributions to campaign committees, party committees and political committees where permitted by state law, and "independent expenditures" are funds used for communications that expressly advocate the election or defeat of a candidate that are not coordinated with any candidate.

Oversight of Political Activity

MasterCard's Government Relations team oversees the Company's public policy strategy, and political contributions and corporate political expenditures are approved by the Group Head of Global Public Policy. The Nominating and Corporate Governance Committee of the Board of Directors is responsible for overseeing MasterCard's public policy activities and at least annually will review political contributions and corporate political expenditures, if any, the Company's political activity policies, and this Political Activity Statement. MasterCard's political activities, and this Political Activity Statement will also be reviewed on an annual basis by outside counsel.

Lobbying Efforts; Federal and State Filings

The payment systems policy landscape is always evolving and MasterCard believes it is in the interest of the Company, stakeholders and customers to actively engage in the discussion with policymakers through lobbying efforts and, where allowed by law and to the extent MasterCard deems appropriate, direct contributions to state candidates and campaigns.

MasterCard files all state and federal campaign finance and lobbying disclosure reports in a complete and timely manner in accordance with applicable requirements. Copies of federal lobbyist disclosure reports are available here: www.ethics.gov. Copies of lobbyist disclosure reports and/or compiled data for states in which MasterCard is registered to lobby are available here:

- California - (http://cal-access.sos.ca.gov/Lobbying/Employers/)
- Florida - (http://www.leg.state.fl.us/lobbyist/index.cfm)
- Illinois - (http://www.cyberdriveillinois.com/departments/index/lobbyist/)
- Kentucky - (http://apps.klec.ky.gov/searchregister.asp)
- Louisiana - (http://ethics.la.gov/LobbyistData/SearchByCompRep.aspx)
- Massachusetts - (http://www.sec.state.ma.us/LobbyistPublicSearch/Default.aspx)
- Michigan - (http://miboecfr.nicusa.com/cgi-bin/cfr/lobby_srch.cgi)

- Missouri - (http://www.moethics.mo.gov/EthicsWeb/Lobbying/Lobbying.aspx)
- Nevada - (http://www.leg.state.nv.us/AppCF/lobbyist/)
- New Jersey - (https://wwwnet1.state.nj.us/lpd/elec/AGAA/lobby_reports.aspx)
- New York - (https://apps.jcope.ny.gov/lrr/Menu_reports_public.aspx)
- Ohio - (http://www2.jlec-olig.state.oh.us/olac/Reports/ReportsHome2.aspx)
- Pennsylvania - (https://www.palobbyingservices.state.pa.us/ACT134/Public/EnhancedSearch.aspx)
- Texas - (http://www.ethics.state.tx.us/dfs/search_LOBBY.html)
- Vermont - (http://vermont-elections.org/elections1/lobby_employers_seek.html)
- Washington State - (http://www.pdc.wa.gov/public/lobbyist/informationaboutlobbyist.aspx)

Trade Associations, Super-PACs and Independent Expenditures made by the Company

The U.S. Supreme Court recently held unconstitutional laws prohibiting corporate contributions for independent expenditures, including contributions to groups known as "Super-PACs". Super-PACs, which are political committees registered with the Federal Election Commission (FEC) solely for the purpose of funding independent expenditures, are required to be transparent and disclose all contributions and expenditures on regular reports filed with the FEC. To the extent the Company determines to contribute to Super PACs or the Company makes any Independent Expenditures, information regarding such contributions will be made available here.

In connection with its business initiatives, MasterCard is a member of various trade associations and pays regular dues for such membership. The Company does not normally make additional, non-dues payments to support such group's political contributions or independent expenditures. Examples of trade associations in which MasterCard is a member include: Financial Services Roundtable, Consumer Bankers Association, American Bankers Association, American Financial Services Association, Electronic Funds Transfer Association and Electronic Transactions Association. MasterCard does not direct how the dues paid to trade associations are spent. However, MasterCard will request from any trade association that receives $50,000 or more from the Company during a calendar year, information regarding that portion of the Company's dues and any other payments, if any, used for political contributions or independent expenditures. If MasterCard receives from any trade association notice of use of payments for the purposes described above, the Company will post such information here.

MasterCard Employee PAC

Federal law prohibits the use of corporate resources to directly support or oppose candidates or political committees. However, eligible MasterCard employees may participate in the political process by making voluntary contributions to the MasterCard Political Action Committee (the "PAC"). MasterCard will not reimburse any person for making contributions to the PAC or for any other political contribution. The PAC's decision to engage in the political process through contributions is based in part on the following criteria:

- support for, or expertise on, issues of importance to MasterCard;
- seniority on committees with jurisdiction over issues affecting MasterCard;
- leadership positions within Congress; and/or
- representation of key states and districts where MasterCard has significant operations and interests.

The Board of Directors of the PAC, comprised of MasterCard employees, provides oversight of the PAC's activities and participates in decisions regarding PAC contributions. The PAC's activities are fully transparent and heavily regulated by the FEC. A list of PAC contributions is available here.

State and Local Contributions

The laws of many U.S. states prohibit the use of corporate resources to directly support or oppose candidates or political committees. In certain states where permitted by law, MasterCard may decide to engage in the political process through political contributions or independent expenditures based in part on the following criteria:

- support for, or expertise on, issues of importance to MasterCard;
- seniority on committees with jurisdiction over issues affecting MasterCard;
- leadership positions within state legislatures; and/or
- representation of key regions or localities where MasterCard has significant operations and interests.

A list of contributions to state candidates, parties and political committees made this year is available here.

Archived Political Activity Disclosures

Questions about MasterCard's political activity statement should be directed to the Corporate Secretary, MasterCard, 2000 Purchase Street, Purchase, New York 10577.

Archived Political Activity Disclosures can be accessed here.

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